Exhibit 3
Amendment to Amended and Restated Bylaws of
Kentucky Bancshares, Inc.

	Pursuant to the provisions of KRS 271B.10-200 and Section 11.1 of the Amended and Restated Bylaws (the Bylaws) of Kentucky Bancshares, Inc. (the Corporation), the Corporation hereby amends the Bylaws as follows:

1.	Section 3.3  Removal and Resignations.  Section 3.3 of the Bylaws and
Article V.D. of the Corporation's Amended and Restated Articles of Incorporation conflict regarding the removal of directors. Accordingly,
Section 3.3 of the Bylaws is hereby deleted in its entirety and replaced with the following:

	3.3	Resignations.  Any member of the Board of Directors
may resign from the Board of Directors at any time by giving written notice to the Chairman of the Board or President of the Corporation. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

2.	Section 3.11  Increase or Decrease to Number of Directors; Vacancies.
Section 3.11 of the Bylaws and Article V.E. of the Corporation's Amended and Restated Articles of Incorporation conflict regarding the expiration of the term of a director appointed by the Board of Directors to fill a vacancy on the Board. Accordingly, Section 3.11 of the Bylaws is hereby deleted in its entirety and replaced with the following:

	3.11	Increase or Decrease to Number of Directors.
Subject to Section 3.2 and the requirements of the Corporation's Amended and Restated Articles of Incorporation, the Board of Directors may increase or decrease by 30% or less the number of directors last elected by the shareholders of the Corporation.


The foregoing amendments were adopted by the Board of Directors of Kentucky Bancshares, Inc. at a meeting of the Board held on May 17, 2016.



							_/s/Gregory J. Dawson_________
							Gregory J. Dawson, Secretary








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